Exhibit 99.5

NICE Satmetrix Unveils Updated Net Promoter® Masterclass to Help
Customer Experience Professionals Realize Immediate Impact

New online offer complements leading software for Customer Feedback Management with training and toolsets to prepare for NPS® success in the digital age

Hoboken, N.J., July 16, 2018 – NICE (Nasdaq: NICE today announced the availability of online access to a new Net Promoter Masterclass by NICE Satmetrix, the leading global provider of customer feedback management software and the co-creator of NPS. The comprehensive training in Net Promoter methodology was developed for NICE Satmetrix by strategic partner Owen CX specifically to help companies succeed in today’s rapidly evolving digital business environment.

The self-paced online training and toolkit covers the critical elements of an NPS-driven customer feedback management program. Units cover topics including data excellence, using analytics to derive value from data, taking action to drive change, engaging the organization and structuring a program for success. Students earn a certificate of completion and have ongoing access to the tools and materials. The Net Promoter Masterclass equips customer experience program leaders with the knowledge and tools they need to drive program and business success.

Customers of NICE Satmetrix use the company’s customer feedback management software to collect customer feedback data via direct and indirect channels; extract role-specific, actionable insights using the application’s superior analytics and drive responsive action and change by engaging the entire organization. Access to the Net Promoter Masterclass is built into the software to guide success and innovation for NICE Satmetrix customers.

Companies and individuals who don’t yet use NICE Satmetrix software to run their customer feedback programs can still take advantage of the Net Promoter Masterclass through a subscription to NICE Satmetrix Academy & Research. Learn more and sign up on the company’s web site.

To develop the Net Promoter Masterclass, NICE Satmetrix looked to its strategic partnership with Owen CX Group, a customer experience advisory and data analytics firm. Led by Richard Owen, who co-authored Answering the Ultimate Question: How Net Promoter Can Transform Your Business, the Owen CX team builds on more than 15 years of hands-on experience with Net Promoter programs to deliver contemporary models for NPS success in today’s increasingly digital market.

“Guiding companies to success with Net Promoter methodology has long been a professional passion of mine,” said Richard Owen, founder and CEO of Owen CX Group. “Taking the time to refine and rework a decade and a half of hard-won expertise for the digital age has been eye-opening, and I’m delighted to collaborate with NICE Satmetrix to make this latest offering widely available online.”

“While our software is the core driver of our customers’ successful voice of the customer programs, the Net Promoter training and expertise offered by NICE Satmetrix have always had an important role to play in enabling customer experience success,” said Miki Migdal, President, NICE Enterprise Group. “We’re also pleased to partner with Owen CX to complement the expertise of our own product, consulting and service teams. I firmly believe that our customers and subscribers will benefit from this innovative work and invite those unfamiliar with NICE Satmetrix to delve into the cornerstones of a good customer feedback program.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.